EXHIBIT 3 — Certificates — Section 906 of Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended January 31, 2003, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), I, JOHN S. HUNKIN, Chairman and Chief Executive Officer of the Bank, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ John S. Hunkin John S. Hunkin Chairman and Chief Executive Officer

Date: February 27, 2003

In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended January 31, 2003, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), I, TOM D. WOODS, Executive Vice President and Chief Financial Officer of the Bank, certify that:

(1)	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

/s/ Tom D. Woods Tom D. Woods Executive Vice President and Chief Financial Officer

Date: February 27, 2003